Exhibit 99.1

SILVERCORP METALS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended September 30, 2024 and 2023

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited - Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended September 30,		Six months Ended September 30,
	Notes	2024	2023	2024	2023
Revenue	4	$68,003	$53,992	$140,168	$113,998
Cost of mine operations
Production costs		23,337	21,268	46,805	45,566
Depreciation and amortization		6,887	6,515	14,167	14,178
Mineral resource taxes		1,547	1,597	3,195	2,963
Government fees and other taxes	5	715	751	1,350	1,408
General and administrative	6	3,856	2,918	6,476	5,639
		36,342	33,049	71,993	69,754
Income from mine operations		31,661	20,943	68,175	44,244

Corporate general and administrative	6	4,976	3,810	9,263	7,460
Property evaluation and business development		1,257	114	2,679	223
Foreign exchange loss (gain)		1,120	(1,314)	(629)	913
(Gain) loss on investments	10	(3,840)	603	(6,056)	(483)
Share of loss in associates	11	472	705	884	1,345
Dilution gain on investment in associate	11	—	(733)	—	(733)
Loss on disposal of plant and equipment		35	35	147	30
Other expense		24	763	409	529
Income from operations		27,617	16,960	61,478	34,960

Finance income	7	1,934	1,742	3,614	3,236
Finance costs	7	(82)	(54)	(147)	(114)
		29,469	18,648	64,945	38,082

Income tax expense	8	6,415	3,878	13,762	10,099
Net income		$23,054	$14,770	$51,183	$27,983
Attributable to:
Equity holders of the Company		$17,707	$11,050	$39,645	$20,267
Non-controlling interests	20	5,347	3,720	11,538	7,716
		$23,054	$14,770	$51,183	$27,983

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.09	$0.06	$0.21	$0.11
Diluted earnings per share		$0.09	$0.06	$0.20	$0.11
Weighted Average Number of Shares Outstanding - Basic		203,532,135	176,844,107	190,625,815	176,885,599
Weighted Average Number of Shares Outstanding - Diluted		206,474,605	179,750,876	193,546,078	179,792,368

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2024	2023	2024	2023

Net income		$23,054	$14,770	$51,183	$27,983
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		18,026	(5,969)	13,798	(24,386)
Share of other comprehensive income (loss) in associates	11	169	(58)	24	(3)
Reclassification to net income upon ownership dilution of investment in associates		—	(34)	—	(34)
Items that will not subsequently be reclassified to net loss:
Change in fair value on equity investments designated as FVTOCI	10	(117)	6	(139)	(108)
Other comprehensive income (loss), net of taxes		$18,078	$(6,055)	$13,683	$(24,531)
Attributable to:
Equity holders of the Company		$14,684	$(5,571)	$10,667	$(20,071)
Non-controlling interests	20	3,394	(484)	3,016	(4,460)
		$18,078	$(6,055)	$13,683	$(24,531)
Total comprehensive income		$41,132	$8,715	$64,866	$3,452

Attributable to:
Equity holders of the Company		$32,391	$5,479	$50,312	$196
Non-controlling interests		8,741	3,236	14,554	3,256
		$41,132	$8,715	$64,866	$3,452

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of U.S. dollars)

As at	Notes	September 30, 2024	March 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	24	$180,325	$152,942
Short-term investments	9	29,180	31,949
Trade and other receivables		1,258	2,202
Inventories		19,640	7,395
Due from related parties	21	1,197	590
Income tax receivable		27	71
Prepaids and deposits		10,209	6,749
		241,836	201,898
Non-current Assets
Long-term prepaids and deposits		3,979	1,634
Reclamation deposits		4,539	4,409
Other investments	10	12,433	46,254
Investment in associates	11	48,746	49,426
Investment properties	12	455	463
Plant and equipment	4, 13	93,031	79,898
Mineral rights and properties	4, 14	575,716	318,833
Long-term receivables		784	—
TOTAL ASSETS		$981,519	$702,815
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$73,435	$41,797
Current portion of lease obligation	16	231	213
Deposits received		4,446	4,223
Income tax payable		1,412	921
		79,524	47,154
Non-current Liabilities
Long-term portion of lease obligation	16	1,019	1,102
Long-term deposits received	15	13,250	—
Deferred income tax liabilities		55,926	51,108
Environmental rehabilitation	17	6,241	6,442
Total Liabilities		155,960	105,806
Equity
Share capital		408,125	258,400
Equity reserves		2,180	(12,908)
Retained earnings		293,584	261,763
Total equity attributable to the equity holders of the Company		703,889	507,255

Non-controlling interests	4, 20	121,670	89,754
Total Equity		825,559	597,009

TOTAL LIABILITIES AND EQUITY		$981,519	$702,815

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2024	2023	2024	2023
Cash provided by
Operating activities
Net income		$23,054	$14,770	$51,183	$27,983
Add (deduct) items not affecting cash:
Finance costs	7	82	54	147	114
Income tax expense	8	6,415	3,878	13,762	10,099
Depreciation, amortization and depletion		7,325	6,927	15,061	15,015
(Gain) loss on investments	10	(3,840)	603	(6,056)	(483)
Share of loss in associates	11	472	705	884	1,345
Dilution gain on investment in associate		—	(733)	—	(733)
Loss on disposal of plant and equipment		35	35	147	30
Share-based compensation	18	1,182	1,366	2,383	2,737
Reclamation expenditures	17	(287)	(214)	(475)	(261)
Income taxes paid		(6,768)	(1,784)	(9,904)	(6,317)
Interest paid	7	(29)	(6)	(59)	(13)
Changes in non-cash operating working capital	24	(4,513)	3,243	(3,990)	8,209
Net cash provided by operating activities		23,128	28,844	63,083	57,725

Investing activities
Plant and equipment
Additions		(5,581)	(3,343)	(9,372)	(6,557)
Proceeds on disposals		40	348	40	472
Mineral rights and properties
Acquisition	3, 24	(4,953)	—	(4,953)	—
Capital expenditures		(16,985)	(12,086)	(29,579)	(23,971)
Reclamation deposits
Paid		(23)	(14)	(39)	(29)
Refund		19	33	44	33
Other investments
Acquisition	10	(1,011)	(18,465)	(19,784)	(22,059)
Proceeds on disposals	10	95	770	34,202	840
Investment in associates	11	—	(4,982)	(4)	(4,982)
Short-term investment
Purchase		(22,156)	(20,912)	(95,087)	(29,464)
Redemption		65,399	7,587	98,667	13,537
Net cash used in investing activities		14,844	(51,064)	(25,865)	(72,180)

Financing activities
Principal payments on lease obligation	16	(45)	(65)	(85)	(129)
Cash dividends distributed	18(c)	—	—	(2,221)	(2,214)
Non-controlling interests
Distribution	4, 20	(7,316)	—	(11,049)	(7,248)
Related parties
Payments made	21	—	—	(500)	—
Proceeds from issuance of common shares		1,120	—	1,246	—
Common shares repurchased as part of normal course issuer bid		—	(572)	—	(572)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. dollars)

Net cash used in financing activities		(6,241)	(637)	(12,609)	(10,163)

Effect of exchange rate changes on cash and cash equivalents		4,180	(1,323)	2,774	(1,976)

Decrease in cash and cash equivalents		35,911	(24,180)	27,383	(26,594)

Cash and cash equivalents, beginning of the period		144,414	143,278	152,942	145,692

Cash and cash equivalents, end of the period		$180,325	$119,098	$180,325	$119,098
Supplementary cash flow information	24

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		245,278	1,001	(1,001)	—	—	—	—	—	—
Share-based compensation		—	—	2,737	—	—	—	2,737	—	2,737
Dividends declared		—	—	—	—	—	(2,214)	(2,214)	—	(2,214)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(7,248)	(7,248)
Shares buy-back as per normal course issuer bid		(196,554)	(572)	—	—	—	—	(572)	—	(572)
Comprehensive income (loss)		—	—	—	—	(20,071)	20,267	196	3,256	3,452
Balance, September 30, 2023		176,819,989	$256,113	$22,629	$25,834	$(63,314)	$247,938	$489,200	$86,786	$575,986
Restricted share units vested		683,477	2,735	(2,735)	—	—	—	—	—	—
Share-based compensation		—	—	1,409	—	—	—	1,409	—	1,409
Dividends declared		—	—	—	—	—	(2,214)	(2,214)	—	(2,214)
Shares buy-back as per normal course issuer bid		(191,770)	(448)	—	—	—	—	(448)	—	(448)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(3,840)	(3,840)
Comprehensive income		—	—	—	—	3,269	16,039	19,308	6,808	26,116
Balance, March 31, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised		450,131	2,088	(842)	—	—	—	1,246	—	1,246
Restricted share units vested		345,329	1,621	(1,621)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus		38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation	18(b)	—	—	2,383	—	—	—	2,383	—	2,383
Dividends declared	18(c)	—	—		—	—	(2,221)	(2,221)	—	(2,221)
Adjustment to non-controlling interests	20	—	—	—	—	—	(5,603)	(5,603)	5,603	—
Distribution to non-controlling interests	20	—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive income		—	—	—	—	10,667	39,645	50,312	14,554	64,866
Balance, September 30, 2024		216,925,997	$408,125	$25,724	$25,834	$(49,378)	$293,584	$703,889	$121,670	$825,559

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted, pre-construction stage copper-gold project (the “El Domo Project”), and a 98.7% interest in the Condor project, a development stage gold project (the “Condor Project”), through the acquisition of Adventus Mining Corporation (“Adventus”), a Canadian company focused on the exploration and development of its mineral properties in Ecuador. The acquisition is expected to contribute to the Company’s diversification of its mining assets and enhance its geographical market presence in Latin America (note 3).

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2024. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2024. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024 with the exception of the adoption of certain amendments noted in note 2(b) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated November 6, 2024.

(b) Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted the following new standards or amendments to IFRS as at April 1, 2024. Their adoption has not had any material impact on the disclosures or the amounts reported in these unaudited condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ’settlement’ to make clear that settlement refers to the transfer of cash, equity instruments,

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:

●	The terms and conditions;

●	The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;

●	Ranges of payment due dates; and

●	Liquidity risk information.

The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(c) New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

●	Contractual terms that are consistent with a basic lending arrangement;

●	Assets with non-recourse features;

●	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d) Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. These unaudited condensed consolidated interim financial statements include the financial results of Adventus after its acquisition on July 31, 2024.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Table below summarizes the Company’s material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Silvercorp Metals (China) Inc.	Corporate	China	100%
Adventus Mining Corporation(ii)	Holding	Canada	100%
Luminex Resources Corp.(ii)	Holding	Canada	100%
Salazar Holdings Limited(ii)	Holding	Canada	75%
Fortune Mining Limited	Holding	BVI (i)	100%
Victor Resources Ltd.	Holding	BVI	100%
Victor Mining Ltd.	Holding	BVI	100%
Yangtze Mining (H.K.) Ltd.	Holding	Hong Kong	100%
Wonder Success Limited	Holding	Hong Kong	100%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Care and maintenance	China	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	GC
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Development and exploration	China	77.5%	Kuanping
Curimining S.A(ii)	Development and exploration	Ecuador	75%	El Domo
Condormine S.A(ii)	Exploration	Ecuador	98.7%	Condor

(i) British Virgin Islands (“BVI”)

(ii) Entities added as part of the Adventus acquisition set out in note 3

(e) Business combinations or asset acquisition

It follows the same policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024.

Previously held interest

In a step acquisition that is not accounted for as a business combination, previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and a gain or loss is recognized in profit or loss, or other comprehensive income, as appropriate (depending on whether the previously held equity interest was measured at fair value through profit or loss or fair value through other comprehensive income).

(f) Critical Accounting Judgments and Estimates

These unaudited condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024.

In addition to the judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024, the Company has made critical judgments in assessing whether transactions undertaken during

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

the reporting period represent business combinations or asset acquisitions in applying IFRS 3 Business Combinations. This distinction affects how assets and liabilities acquired are accounted for and the resulting financial statement impact.

For each acquisition, the Company evaluated whether the transaction met the definition of a business under IFRS 3. This involved assessing if the acquisition included (i) an integrated set of activities and assets, (ii) inputs, and (iii) processes that have the capability to create outputs. Where an acquired set of activities and assets did not meet the criteria of a business, the transaction was classified as an asset acquisition, and consideration paid was allocated to the identifiable net assets on a relative fair value basis.

The following key factors were considered:

●	Inputs and processes acquired: Whether the acquired assets included organized workflows, management processes, or a workforce capable of managing and producing outputs.

●	Control over critical processes: An assessment of whether the Group obtained control over processes that are critical to generating outputs.

●	Synergies and strategic benefits: The extent to which the transaction provided synergies or additional strategic capabilities.

The application of this judgment has a material effect on the financial statements as it influences whether goodwill, deferred taxes are recognized and the accounting treatment for transaction costs.

(g) Deferred revenue

When a cash prepayment is received from customers prior to a sale meeting the criteria of revenue recognition, the amount received is recognized as deferred revenue on the statements of financial position. Revenue will be subsequently recognized in the consolidated statements of income when such criteria are met.

Where the Company determines at the beginning of a precious metals streaming contract that the obligations under it will be satisfied through the delivery of its own production of non-financial items (i.e. gold and silver credits) instead of cash or other financial assets, the Company will account for any upfront cash deposit as deposit liability to be reclassified to deferred revenue on completion of the mine.

The consideration received from deliveries of the gold and silver credits is variable, subject to changes in the total estimated production as well as the prices of the gold and silver credits at the time of delivery. Changes to the variable consideration are accounted for in revenue in the consolidated statements of income.

The deferred revenue contains a significant financing component as the upfront cash deposit is received in advance of the delivery of the concentrate and a financing charge on the deferred revenue is recognized. The interest rate used is based on the implicit rate for the streaming contract on the date of inception, based on the discount rate and the reserve and resources assumed. The financing component attributable to the qualifying asset is capitalized and included as its carrying amounts until the asset is ready for their intended use, in accordance with the Company’s accounting policy for borrowing costs.

3.	ACQUISITION OF ADVENTUS MINING CORPORATION

On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of all issued and outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp shares to the original shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.

Adventus is a Canadian company focused on the exploration and development of copper-gold mineral projects, mainly the El Domo Project and the Condor Project, in Ecuador. Adventus owns 75% interest in the El Domo Project and 98.7% interest in the Condor Project.

The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 - Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, were determined in accordance with IFRS 2 - Share-based Payment, and were allocated to the assets acquired and liabilities assumed based on their relative fair values.

Table below summarizes the total acquisitions incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
38,818,841 common shares of Silvercorp issued	$146,016
1,766,721 stock options of Silvercorp issued	2,403
2,787,020 warrants of Silvercorp issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
$177,504
Transaction costs	3,838
Total acquisition costs to be allocated	$181,342

Fair value of assets acquired and liabilities assumed
Cash and cash equivalent	$3,483
Other receivable	710
Prepaid and deposits	324
Other investment	21
Property, plant and equipment	523
Mineral rights and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received (note 15)	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	$181,342

4.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry. The Company reviews its segment reporting to ensure it reflects the operational structure of the Company after the Adventus acquisition and enables the Company’s chief operating decision maker to review operating segment performance.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

An operating segment is defined as a component of the Company that:

●	Engages in business activities from which it may earn revenues or incur expenses;

●	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	For which discrete financial information is available.

The Company has determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.

As of September 30, 2024, the Company’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

(a) Segmented information for operating results is as follows:

Three months ended September 30, 2024
	China		Ecuador
Statements of Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$58,704	$9,299	$—	$—	$—	$68,003
Costs of mine operations	(29,577)	(6,327)	(5)	(62)	(371)	(36,342)
Income (loss) from mine operations	29,127	2,972	(5)	(62)	(371)	31,661

Operating expenses	(1,295)	(40)	53	(17)	(2,745)	(4,044)
Finance items, net	477	73	—	—	1,302	1,852
Income tax expenses	(4,497)	(363)	—	—	(1,555)	(6,415)
Net income (loss)	$23,812	$2,642	$48	$(79)	$(3,369)	$23,054

Attributable to:
Equity holders of the Company	18,481	2,615	39	(78)	(3,350)	17,707
Non-controlling interest	5,331	27	9	(1)	(19)	5,347
Net income (loss)	$23,812	$2,642	$48	$(79)	$(3,369)	$23,054

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Three months ended September 30, 2023
	China		Ecuador
Statements of Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$49,839	$4,153	$—	$—	$—	$53,992
Costs of mine operations	(28,023)	(4,902)	—	—	(124)	(33,049)
Income (loss) from mine operations	21,816	(749)	—	—	(124)	20,943

Operating expenses	(853)	38	—	—	(3,168)	(3,983)
Finance items, net	583	126	—	—	979	1,688
Income tax (expense)/recovery	(4,015)	139	—	—	(2)	(3,878)
Net income (loss)	17,531	(446)	—	—	(2,315)	14,770

Attributable to:
Equity holders of the Company	13,760	(441)	—	—	(2,269)	11,050
Non-controlling interest	3,771	(5)	—	—	(46)	3,720
Net income (loss)	$17,531	$(446)	$—	$—	$(2,315)	$14,770

Six months ended September 30, 2024
	China		Ecuador
Statements of Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$121,487	$18,681	$—	$—	$—	$140,168
Costs of mine operations	(58,772)	(12,682)	(5)	(62)	(472)	(71,993)
Income (loss) from mine operations	62,715	5,999	(5)	(62)	(472)	68,175

Operating expenses	(1,949)	(19)	53	(17)	(4,765)	(6,697)
Finance items, net	942	131	—	—	2,394	3,467
Income tax expenses	(9,668)	(900)	—	—	(3,194)	(13,762)
Net income (loss)	$52,040	$5,211	$48	$(79)	$(6,037)	$51,183

Attributable to:
Equity holders of the Company	40,499	5,159	39	(78)	(5,974)	39,645
Non-controlling interest	11,541	52	9	(1)	(63)	11,538
Net income (loss)	$52,040	$5,211	$48	$(79)	$(6,037)	$51,183

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2023
	China		Ecuador
Statements of Income	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$100,415	$13,583	$—	$—	$—	$113,998
Costs of mine operations	(56,884)	(12,659)	—	—	(211)	(69,754)
Income (loss) from mine operations	43,531	924	—	—	(211)	44,244

Operating expenses	(707)	114	—	—	(8,691)	(9,284)
Finance items, net	1,164	260	—	—	1,698	3,122
Income tax expenses	(7,773)	171	—	—	(2,497)	(10,099)
Net income (loss)	36,215	1,469	—	—	(9,701)	27,983

Attributable to:
Equity holders of the Company	28,398	1,455	—	—	(9,586)	20,267
Non-controlling interest	7,817	14	—	—	(115)	7,716
Net income (loss)	$36,215	$1,469	$—	$—	$(9,701)	$27,983

(b) Segmented information for assets and liabilities is as follows:

	China		Ecuador
As at September 30, 2024	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$103,391	$13,818	$1,737	$435	$122,455	$241,836
Long-term prepaids and deposits	3,549	333	—	—	97	3,979
Reclamation deposits	1,380	3,152	—	—	7	4,539
Other investments	—	—	—	—	12,433	12,433
Investment in associates	—	—	—	—	48,746	48,746
Investment properties	455	—	—	—	—	455
Plant and equipment	74,650	13,337	217	142	4,685	93,031
Mineral rights and properties	287,954	38,253	203,546	25,514	20,449	575,716
Long-term receivables	—	—	784	—	—	784
Total Assets	$471,379	$68,893	$206,284	$26,091	$208,872	$981,519
Current liabilities	57,804	6,225	3,745	516	11,234	79,524
Long-term portion of lease obligation	—	—	—	—	1,019	1,019
Long-term deposits received	—	—	—	—	13,250	13,250
Deferred income tax liabilities	53,047	1,063	—	—	1,816	55,926
Environmental rehabilitation	3,709	1,519	—	—	1,013	6,241
Total liabilities	$114,560	$8,807	$3,745	$516	$28,332	$155,960
Non-controlling interests	$91,605	$(192)	$28,816	$(395)	$1,836	$121,670

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	China		Ecuador
As at March 31, 2024	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$91,777	$9,272	$—	$—	$100,849	$201,898
Long-term prepaids and deposits	1,104	129	—	—	401	1,634
Reclamation deposits	1,370	3,032	—	—	7	4,409
Other investments	63	—	—	—	46,191	46,254
Investment in associates	—	—	—	—	49,426	49,426
Investment properties	463	—	—	—	—	463
Plant and equipment	61,350	13,648	—	—	4,900	79,898
Mineral rights and properties	264,903	34,409	—	—	19,521	318,833
Total Assets	$421,030	$60,490	$—	$—	$221,295	$702,815
Current liabilities	38,271	5,621	—	—	3,262	47,154
Long-term portion of lease obligation	—	—	—	—	1,102	1,102
Deferred income tax liabilities	50,001	133	—	—	974	51,108
Environmental rehabilitation	4,000	1,486	—	—	956	6,442
Total liabilities	$92,272	$7,240	$—	$—	$6,294	$105,806
Non-controlling interests	$88,166	$(262)	$—	$—	$1,850	$89,754

(c) Sales by metal

The sales generated for the three and six months ended September 30, 2024 and 2023 were all earned in China and were comprised of:

	Three months ended September 30, 2024
	Ying Mining District	GC	Total
Gold	$2,699	$—	$2,699
Silver	40,757	2,712	43,469
Lead	12,028	1,259	13,287
Zinc	2,081	4,568	6,649
Other	1,139	760	1,899
	$58,704	$9,299	$68,003

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Three months ended September 30, 2023
	Ying Mining District	GC	Total
Gold	$4,565	$—	$4,565
Silver	29,990	1,163	31,153
Lead	12,358	769	13,127
Zinc	1,736	1,879	3,615
Other	1,190	342	1,532
	$49,839	$4,153	$53,992

	Six months ended September 30, 2024
	Ying Mining District	GC	Total
Gold	$4,685	$—	$4,685
Silver	83,543	5,724	89,267
Lead	26,098	2,772	28,870
Zinc	4,651	8,579	13,230
Other	2,510	1,606	4,116
	$121,487	$18,681	$140,168

	Six months ended September 30, 2023
	Ying Mining District	GC	Total
Gold	$7,080	$—	$7,080
Silver	62,351	3,954	66,305
Lead	25,004	2,718	27,722
Zinc	3,527	5,747	9,274
Other	2,453	1,164	3,617
	$100,415	$13,583	$113,998

(d) Major customers

Revenue from major customers is summarized as follows:

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Six months ended September 30, 2024
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer D	$34,644	$—	$34,644	25%
Customer E	24,972	1,754	26,726	19%
Customer B	24,446	—	24,446	17%
Customer A	19,550	106	19,656	14%
Customer F	10,030	—	10,030	7%
	$113,642	$1,860	$115,502	82%

	Six months ended September 30, 2023
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$25,218	$2,268	$27,486	24%
Customer B	24,575	—	24,575	22%
Customer C	14,671	1,156	15,827	14%
Customer D	21,533	—	21,533	19%
Customer E	9,056	1,807	10,863	10%
	$95,053	$5,231	$100,284	89%

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Government fees	$16	$13	$31	$29
Other taxes	699	738	1,319	1,379
	$715	$751	$1,350	$1,408

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$169	$272	$441	$148	$264	$412
Office administrative expenses	650	1,429	2,079	516	840	1,356
Professional fees	153	156	309	239	124	363
Salaries and benefits	2,822	1,999	4,821	1,541	1,690	3,231
Share-based compensation	1,182	—	1,182	1,366	—	1,366
	$4,976	$3,856	$8,832	$3,810	$2,918	$6,728

	Six months ended September 30, 2024			Six months ended September 30, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$347	$550	$897	$296	$541	$837
Office administrative expenses	1,315	2,117	3,432	1,057	1,548	2,605
Professional fees	466	246	712	414	227	641
Salaries and benefits	4,752	3,563	8,315	2,956	3,323	6,279
Share-based compensation	2,383	—	2,383	2,737	—	2,737
	$9,263	$6,476	$15,739	$7,460	$5,639	$13,099

7.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2024	2023	2024	2023
Interest income	$1,934	$1,742	$3,614	$3,236

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Three months ended September 30,		Six months ended September 30,
Finance costs	2024	2023	2024	2023
Interest in lease obligation	$29	$6	$59	$13
Accretion of environmental rehabilitation liabilities	53	48	88	101
	$82	$54	$147	$114

8.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2024	2023	2024	2023
Current	$6,076	$2,485	$10,397	$7,368
Deferred	339	1,393	3,365	2,731
	$6,415	$3,878	$13,762	$10,099

9.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at September 30, 2024	Carrying Value	Interest rates	Maturity
Bonds	$1,310	0% - 5.5%	Up to January 16, 2025
Money market instruments	27,870
	$29,180

As at March 31, 2024	Carrying Value	Interest rates	Maturity
Bonds	$1,329	0% - 6.9%	Up to January 16, 2025
Money market instruments	30,620
	$31,949

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	OTHER INVESTMENTS

	As at September 30, 2024	As at March 31, 2024
Investments designated as FVTOCI
Public companies	$529	$547
Private companies	—	62
	529	609
Investments designated as FVTPL
Public companies	9,370	42,488
Private companies	2,534	3,157
	11,904	45,645
Total	$12,433	$46,254

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
As at April 1, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(67)	(67)	—
Gain on equity investments designated as FVTPL	9,074	—	9,074
Acquisition	23,305	—	—
Disposal	(1,492)	—	—
Impact of foreign currency translation	(106)	—	—
As at March 31, 2024	$46,254	$(25,715)	$10,459
Loss on equity investments designated as FVTOCI	(139)	(139)	—
Gain on equity investments designated as FVTPL	6,056	—	6,056
Acquisition	19,784	—	—
Disposal	(34,202)	—	—
Transferred upon acquisition of Adventus	(25,748)	—	—
Impact of foreign currency translation	428	—	—
As at September 30, 2024	$12,433	$(25,854)	$16,515

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at September 30, 2024, the Company owned 46,907,606 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.4% (March 31, 2024 – 27.4%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
As at April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution gain		733
Share of net loss		(1,784)
Share of other comprehensive loss		(28)
Foreign exchange impact		(91)
As at March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,900	4
Share of net loss		(749)
Share of other comprehensive income		31
Foreign exchange impact		169
As at September 30, 2024	46,907,606	$46,535	$69,498

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

As at September 30, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.7% (March 31, 2024 – 29.7%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
As at April 1, 2023	19,514,285	7,442	6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
As at March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss		(135)
Share of other comprehensive loss		(7)
Foreign exchange impact		7
As at September 30, 2024	19,864,285	$2,211	$2,428

12.	INVESTMENT PROPERTIES

Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
As at April 1, 2023	$—	$—	$—
Additions	287	—	287
Transfer from property, plant, and equipment	837	(619)	218
Depreciation and amortization	—	(39)	(39)
Impact of foreign currency translation	(9)	6	(3)
As at March 31, 2024	1,115	(652)	463
Depreciation and amortization	—	(21)	(21)
Impact of foreign currency translation	34	(21)	13
As at September 30, 2024	$1,149	$(694)	$455

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $1.9 million as at September 30, 2024 (March 31, 2024 - $2.8 million).

During the three and six months ended September 30, 2024, the Company recorded rental income of $0.06 million and $0.09 million (three and six months ended September 30, 2023 - $0.03 million and $0.06 million), which was included in other expenses (income) on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(1,082)	(234)	(1,033)	(290)	—	(2,639)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	—
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
As at March 31, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	21	290	1,524	260	12,088	14,183
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(265)	(70)	(102)	(146)	(2)	(585)
Reclassification of asset groups	1,012	67	247	—	(1,326)	—
Impact of foreign currency translation	3,302	329	1,104	234	665	5,634
As at September 30, 2024	$112,879	$12,131	$37,543	$8,050	$23,618	$194,221
Accumulated amortization and impairment
As at April 1, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$—	$(92,605)
Disposals	778	216	291	211	—	1,496
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	—	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	—	4,540
As at March 31, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	62	70	119	147	—	398
Depreciation and amortization	(2,177)	(476)	(1,095)	(345)	—	(4,093)
Impact of foreign currency translation	(1,770)	(217)	(769)	(171)	—	(2,927)
As at September 30, 2024	$(61,426)	$(8,264)	$(25,754)	$(5,746)	$—	$(101,190)
Carrying amounts
As at March 31, 2024	$51,268	$3,823	$10,414	$2,200	$12,193	$79,898
As at September 30, 2024	$51,453	$3,867	$11,789	$2,304	$23,618	$93,031

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	September 30, 2024	March 31, 2024
Producing mineral properties	$326,207	$299,312
Non-producing mineral properties	249,509	19,521
	$575,716	$318,833

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2023	$402,012	$120,118	$522,130
Capitalized expenditures	44,633	6,202	50,835
Environmental rehabilitation	89	151	240
Foreign currency translation impact	(20,174)	(5,914)	(26,088)
As at March 31, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	26,294	3,812	30,106
Foreign currency translation impact	13,718	3,746	17,464
As at September 30, 2024	$466,572	$128,115	$594,687
Accumulated depletion and impairment
As at April 1, 2023	$(150,862)	$(88,048)	$(238,910)
Depletion	(18,379)	(2,405)	(20,784)
Foreign currency translation impact	7,584	4,305	11,889
As at March 31, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(11,713)	(1,089)	(12,802)
Foreign currency translation impact	(5,248)	(2,625)	(7,873)
	$(178,618)	$(89,862)	$(268,480)
Carrying values
As at March 31, 2024	$264,903	$34,409	$299,312
As at September 30, 2024	$287,954	$38,253	$326,207

Non-producing properties	BYP	Kuanping	El Domo	Condor	Total
Carrying values
As at April 1, 2023	$6,953	$13,253	$—	$—	$20,206
Capitalized expenditures	—	290	—	—	290
Environmental rehabilitation	20	—	—	—	20
Foreign currency translation impact	(337)	(658)	—	—	(995)
As at March 31, 2024	$6,636	$12,885	$—	$—	$19,521
Acquisition	—	—	201,013	24,945	225,958
Capitalized expenditures	—	325	2,533	569	3,427
Foreign currency translation impact	200	403	—	—	603
As at September 30, 2024	$6,836	$13,613	$203,546	$25,514	$249,509

The BYP Mine was placed on care and maintenance since August 2014 and the Company is conducting activities to apply for a new mining license, but the process has taken longer than expected.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Kuanping Project was acquired in 2021 and is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Company has completed all studies and reports required to construct the mine, and the final approval from the provincial authorities to construct the mine is pending.

The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

The El Domo Project is a permitted, pre-construction stage copper-gold project, 75% owned by Adventus. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.

In June 2024, an action seeking to void the environmental license of the El Domo project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the “Court”) by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, but a ruling has not yet been made.

The Condor Project is located within one of the most developed trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north) and 98.7% owned by Adventus.

Based on the information posted on the website of the Mineral Rights Administration of the Department of Natural Resources of Henan Province, China (the “Department of Natural Resources”), the Company’s application to renew Yuelianggou Mining License (the “License”), containing the SGX and HZG silver-lead-zinc mine, located in the western part of the Ying Mining District, for another 11 years to September 24, 2035 with an increase in allowable production capacity to 500,000 tonnes per year, has been approved by the Department of Natural Resources. An assessment report, prepared by a third party regarding the historical government investment in the License area and the payment required to compensate the mineral resources transferred to the Company was published on the website of the Department of Natural Resources and was available for public inquires until November 5, 2024. If the Department of Natural Resources did not receive any objections to the assessment report by the end of the public inquiry period, the Department of Natural Resources will enter into a mineral resource transfer agreement with the Company and a digital certificate representing the License will be issued to the Company. The Company has not yet been made aware of any objections. Based on the current assessment report, the Company may be required to make a lump sum payment of approximately $7.2 million to the government upon issuance of the License.

15.	LONG TERM DEPOSITS RECEIVED

In order to develop the El Domo Project, Adventus entered into a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”). The PMPA provides Adventus with access to an upfront cash consideration of $175.5 million and a $5.0 million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.

Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.

Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million, at which point the Production Payment will increase to 22% of the spot prices.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at September 30, 2024, Wheaton advanced Adventus a total of $13.25 million (July 31, 2024 - $13.25 million), being the $13.0 million as Early Deposit and $0.25 million as ESG Deposit to support the training programs for members of the communities. Pursuant to the terms of the PMPA, Adventus was required to deliver approximately 92.3 ounces to Wheaton monthly until the development of the El Domo Project reaches certain milestones or the deposits will be repaid. The estimated liabilities of this gold delivery were $2.3 million as at September 30, 2024, which are derivative liabilities and have been included in the accounts payable and accrued liabilities on the unaudited condensed consolidated interim statements of financial position.

16.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
As at April 1, 2023	$583
Addition	998
Interest accrual	22
Interest received or paid	(22)
Principal repayment	(262)
Foreign exchange impact	(4)
As at March 31, 2024	$1,315
Addition	16
Interest accrual	59
Interest received or paid	(59)
Principal repayment	(85)
Foreign exchange impact	4
As at September 30, 2024	$1,250
Less: current portion	231
Non-current portion	$1,019

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at September 30, 2024:

Lease Obligations
Within 1 year	$292
Between 2 to 5 years	$1,108
Over 5 years	195
Total undiscounted amount	1,595
Less future interest	(345)
Total discounted amount	$1,250
Less: current portion	231
Non-current portion	$1,019

The lease obligations were discounted at discount rates ranging from 9.2% to 15.6% as at September 30, 2024.

17.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Environmental rehabilitation obligation
As at April 1, 2023	$7,318
Reclamation expenditures	(970)
Accretion of environmental rehabilitation liabilities	191
Revision of provision	259
Foreign exchange impact	(356)
As at March 31, 2024	$6,442
Reclamation expenditures	(475)
Accretion of environmental rehabilitation liabilities	88
Foreign exchange impact	186
As at September 30, 2024	$6,241

18.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2024 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For the three and six months ended September 30, 2024, a total of $1.2 million and $2.4 million (three and six months ended September 30, 2023 - $1.4 million and $2.7 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share CAD
Balance, April 1, 2023	1,431,668	$6.01
Options cancelled/forfeited	(104,667)	5.83
Balance, March 31, 2024	1,327,001	$6.02
Options granted to directors, officers and employees	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(450,131)	3.74
Options cancelled/forfeited	(5,000)	9.45
Balance, September 30, 2024	2,968,591	$6.00

The following table summarizes information about stock options outstanding as at September 30, 2024:

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Exercise price in CAD	Number of options outstanding at September 30, 2024	Weighted average remaining contractual life (Years)	Number of options exercisable at September 30, 2024	Weighted average exercise price in CAD
$12.52	35,525	1.17	35,525	$12.52
9.96	41,956	1.16	41,956	9.96
9.56	81,200	0.06	81,200	9.56
9.45	370,000	1.11	370,000	9.45
9.27	39,236	0.04	39,236	9.27
9.07	224,989	2.34	224,989	9.07
8.48	50,750	0.35	50,750	8.48
7.99	126,875	2.38	126,875	7.99
7.49	49,096	2.15	49,096	7.49
6.21	15,225	2.66	15,225	6.21
5.46	405,667	0.65	405,667	5.46
5.13	361,658	3.30	361,658	5.13
4.93	5,075	3.24	5,075	4.93
4.41	330,000	4.50	—	—
4.08	60,000	3.40	30,000	4.08
3.93	341,334	2.57	195,333	3.93
3.75	10,150	2.99	10,150	3.75
3.65	24,514	3.15	24,514	3.65
3.16	76,125	4.49	76,125	3.16
3.06	10,150	1.07	10,150	3.06
2.67	309,066	4.32	309,066	2.67
$12.52	2,968,591	2.47	2,462,590	$6.36

The options exercisable at September 30, 2024 have a weighted average exercise price of $6.36 (March 31, 2024 - $6.52).

The fair value of stock options granted during the six months ended September 30, 2024 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended September 30,
2024
Risk free interest rate	3.39%
Expected life of option in years	3.11 years
Expected volatility	50.14%
Expected dividend yield	0.68%
Estimated forfeiture rate	9.77%
Weighted average share price at date of grant	$5.08 CAD

Subsequent to September 30, 2024, a total of 440,602 stock options with grant date closing prices of CAD$2.67 to CAD$5.46 were exercised, and a total of 143,770 stock options were cancelled and/or forfeited.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of warrants	Weighted average exercise price CAD
Balance, April 1, 2023 and 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Balance, September 30, 2024	2,787,020	$5.46

The following table summarizes information about share purchase warrants outstanding as at September 30, 2024:

	Exercise price CAD	Number of warrants outstanding at September 30, 2024	Expiry date
Warrants issued upon Adventus acquisition	$6.47	1,416,771	February 16, 2025
Warrants issued upon Adventus acquisition	4.41	1,370,249	August 3, 2026
		2,787,020

The fair value of share purchase warrants issued during the six months ended September 30, 2024 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended September 30, 2024
Risk free interest rate	3.43%
Expected life in years	1.27 years
Expected volatility	46.55%
Expected dividend yield	0.68%
Estimated forfeiture rate	—%
Weighted average share price at date of issuance	$ 5.21 CAD

Subsequent to September 30, 2024, a total of 6,939 share purchase warrants with grant date closing price of CAD$6.47 were exercised.

(iii)	RSUs

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Distributed	(928,755)	5.44
Balance, March 31, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(14,333)	4.82
Distributed	(345,329)	6.44
Balance, September 30, 2024	2,825,338	$4.78

During the three and six months ended September 30, 2024, a total of nil and 1,044,750 RSUs were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$4.41 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to September 30, 2024, a total of 188,456 RSUs with grant date closing prices of CAD$4.0 to CAD$5.28 were distributed, and a total of 27,084 RSUs were cancelled and/or forfeited.

(c)	Cash dividends declared

During the three and six months ended September 30, 2024, dividends of $nil and $2.2 million or $0.0125 per share, respectively, (three and six months ended September 30, 2023 - $nil and $2.2 million or $0.025 per share) were declared and paid.

(d)	Normal course issuer bid

On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.

19.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	September 30, 2024	March 31, 2024
Loss on investments designated as FVTOCI	$24,560	$24,421
Share of loss in associate	1,425	1,449
Loss on currency translation adjustment	23,393	34,175
	$49,378	$60,045

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company’s material non-controlling interests:

As of September 30, 2024	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
Non-controlling interests percentage	22.5%	20.0%	30.0%	25.0%
Current assets	$100,303	$1,881	$609	$2,098
Non-current assets	357,082	10,118	9,582	204,547
Current liabilities	(55,927)	(1,879)	(271)	(6,057)
Non-current liabilities	(55,356)	(1,400)	(36,845)	(41,784)
Net Assets (deficit)	$346,102	$8,720	$(26,925)	$158,804

Revenue	$121,395	$14,849	$—	$—
Net income (loss) and comprehensive income (loss)	$61,477	$3,865	$(27)	$222
Cash flows provided by (used in) operating activities	$59,164	$976	$(111)	$(33)
Cash flows used in investing activities	$(33,064)	$(13)	$—	$(2,198)
Cash flows used in financing activities	$(33,004)	$(3,141)	$—	$(3)

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
As at April 1, 2023	$85,282	$3,510	$2,640	$—
Share of net income (loss)	12,846	673	(151)	—
Share of other comprehensive loss	(3,063)	(55)	(96)	—
Distribution	(10,088)	(950)	—	—
As at March 31, 2024	$84,977	$3,178	$2,393	$—
Acquisition	—	—	—	23,204
Share of net income (loss)	10,938	602	(61)	40
Share of other comprehensive income	2,776	171	53	—
Adjustment to NCI	—	—	—	5,603
Distribution	(10,128)	(921)	—	—
As at September 30, 2024	$88,563	$3,030	$2,385	$28,847

During the year ended March 31, 2024, Henan Non-ferrous transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at March 31, 2024, Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.

Salazar Resources Ltd. (“Salazar”) is 25% owner of the common share of Salazar Holding Limited (“Salazar Holding”), who owns 100% interest in the El Domo Project. Pursuant to the option agreement and shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over the time. After the Company has

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

received priority repayment of its investment, the non-controlling interest will revert to 25%. As at September 30, 2024, the effective percentage of the non-controlling interest in Salazar Holding is 18.17%.

21.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

(a)	Due from related parties

As at	September 30, 2024	March 31, 2024
NUAG (i)	$80	$28
TIN (ii)	1117	562
	$1,197	$590

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2024, a total of $0.3 million and $0.5 million (three and six months ended September 30, 2023 - $0.2 million and $0.5 million, respectively) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2024, a total of $0.02 million and $0.05 million (three and six months ended September 30, 2023 - $0.05 million and $0.13 million, respectively) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN.

22.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

23.	FINANCIAL INSTRUMENTS

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at September 30, 2024 and March 31, 2024 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$180,325	$—	$—	$180,325
Short-term investments - money market instruments	27,870	—	—	27,870
Investments in public companies	9,899	—	—	9,899
Investments in private companies	—	—	2,534	2,534

Financial liability
Accounts payable and accrued liabilities - derivative liabilities	—	—	2,290	2,290

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,942	$—	$—	$152,942
Short-term investments - money market instruments	30,620	—	—	30,620
Investments in public companies	41,818	—	1,217	43,035
Investments in private companies	—	—	3,219	3,219

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at September 30, 2024 and March 31, 2024, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and six months ended September 30, 2024 and 2023.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	September 30, 2024
	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$73,435	$—	$—	$73,435
Lease obligation	292	1,108	195	1,595
Deposits received	4,446	13,250	—	17,696
Total Contractual Obligation	$78,173	$14,358	$195	$92,726

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies, except those acquired from the acquisition of Adventus, is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries, Adventus and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at September 30, 2024, is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Due from related parties	Other investments	Accounts payable and accrued liabilities	Total	Effect of +/- 10% change in currency
US dollar	$109,362	$3,008	$1,000	$919	$(1,437)	$112,852	$11,285
Australian dollar	347	—	—	2,373	—	2,720	272
	$109,709	$3,008	$1,000	$3,292	$(1,437)	$115,572	$11,557

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2024, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2024 (March 31, 2024 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $0.9 million and $0.1 million, respectively.

(g)	Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

The Company is required to deliver approximately 92.3 ounces of gold to Wheaton monthly until the development of El Domo project reaches certain milestones or the Company repay the early deposit advanced from Wheaton pursuant to the terms of the PPA with Wheaton. A 10% increase in the gold price would increase the Company’s current liabilities by

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

$0.2 million and decrease the Company's net earnings by $0.2 million arising from this gold delivery arrangement as at September 30, 2024.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended September 30,		Six Months Ended September 30,
Changes in non-cash operating working capital:	2024	2023	2024	2023
Trade and other receivables	$(198)	$(52)	$1,523	$60
Inventories	(5,653)	(1,056)	(9,759)	(36)
Prepaids and deposits	(91)	(362)	(3,160)	(1,138)
Accounts payable and accrued liabilities	891	6,511	7,439	9,432
Deposits received	86	(1,599)	64	64
Due from a related party	452	(199)	(97)	(173)
	$(4,513)	$3,243	$(3,990)	$8,209

(b) Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended September 30,		Six Months Ended September 30,
Non-cash capital transactions:	2024	2023	2024	2023
Environmental rehabilitation expenditure paid from reclamation deposit	$—	$(163)	$—	$(157)
Acquisition of Adventus paid by equity securities (note 3)	176,265	—	176,265	—
Additions of plant and equipment included in accounts payable and accrued liabilities	3,983	(870)	4,811	(645)
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$26,137	$499	$28,580	$1,091

(c) Table below summarizes the information related to cash and cash equivalents:

	September 30, 2024	March 31, 2024
Cash on hand and at bank	$76,036	$112,355
Bank term deposits and short-term money market investments	104,289	40,587
Total cash and cash equivalents	$180,325	$152,942